BASS, BERRY & SIMS PLC Attorneys at Law
John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	A PROFESSIONAL LIMITED LIABILITY COMPANY The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 (901) 543-5900

July 30, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 2 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

          On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter, along with Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) of the Company, together with Exhibits, are being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 24, 2009 (the “Comment Letter”).

          The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the version of Amendment No. 2 that is marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on July 10, 2009. We are also delivering four (4) courtesy copies of the marked version of Amendment No. 2 to your office.

General

1.	In addition to the pre-merger diagram set forth on page 5, please consider additionally disclosing a post-merger diagram.

In response to the Staff’s comment, we have added a post-merger diagram on page 5.

2.	Please consider disclosing a transaction timetable so that investors in both companies can understand when the upcoming events related to the merger transaction are likely to occur.

www.bassberry.com

Securities and Exchange Commission

July 30, 2009

In response to the Staff’s comment, we have added a Q & A with a transaction timetable on page 4.

3.

We note that you have removed the proposal to “transact such other business as may properly come before the special meeting, or any adjournment or postponement thereof.” Please note that discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you believe you may adjourn the meeting for this purpose, please revise your notice and proxy card to indicate you are separately seeking authority from security holders to vote on this matter.

In response to the Staff’s comment, we have added a second proposal to allow shareholders to approve the adjournment or postponement of the respective special meetings, if necessary, for the purpose of soliciting additional proxies. Disclosure with respect to this separate proposal and the voting requirements with respect thereto has been added to the cover page and pages 2, 3, 4, 7, 8, 9, 10, 11, 38 and 39 of the joint proxy statement/prospectus.

4.	We note your response to our comment 45 and reissue that comment in part. Please disclose the financial projections used by KeyBanc to prepare the discounted cash flow analysis.

In response to the Staff’s comment, we have added the section entitled “Certain Forecasts” to page 47.

5.

We note your response to our prior comment 48 and reissue the comment. We note that KeyBanc performed a Net Asset Value Analysis and determined the NAV per share of AmREIT Common Stock to be in a range of $10.83 to $11.87. We also note that KeyBanc performed a Comparable Public Company Analysis and a Discounted Cash Flow Analysis which produced other ranges for the value per share of AmREIT Common Stock. Please provide more detailed disclosure to explain how the $10.83 to $11.87 range determined by the Net Asset Value Analysis impacted KeyBanc’s fairness opinion as it relates to the conclusion that the valuation of AmREIT Common Stock used by management in determining the merger consideration was $9.50 per share.

REITPlus supplementally advises the Staff that KeyBanc’s fairness opinion did not conclude that the value of AmREIT Common Stock used by management in determining the merger consideration was $9.50 per share. Instead, KeyBanc’s fairness opinion concluded that the merger consideration was fair, from a financial point of view, to the holders of AmREIT Common Stock. REITPlus notes the disclosure on page 45, which indicates that “KeyBanc drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its assessments.” REITPlus further notes that conclusions reached by KeyBanc are based on all analyses and factors taken as a whole and that considering any portion of KeyBanc’s analyses or the factors considered by KeyBanc, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in KeyBanc’s opinion. Using any one of these analyses in isolation is not an effective method for evaluating transactions, but taken together they provide a framework for determining a range of valuations that can be considered in rendering an opinion. Accordingly, REITPlus respectfully submits that it would be inaccurate to add additional disclosure as to the impact that one of KeyBanc’s analyses had on its determination that the merger consideration was fair from a financial point of view.

Securities and Exchange Commission

July 30, 2009

Questions and Answers About the Merger and Special Meetings, page 4

Q: Are there any conflicts of interest related to the merger?, page 5

6.	Please also disclose the potential conflicts of interest related to the fact that the CEO and CFO of REITPlus are also the CEO and CFO of AmREIT.

At the Staff’s request, we have added additional disclosure regarding potential conflicts of interest on pages 5, 11, 22 and 41.

Comparative per Share Data, page 19

7.

We read your response to comment 20 and reviewed the revised disclosure. Given AmREIT is the legal target, please advise why you have not provided equivalent pro forma per share data for AmREIT as required by Item 3(f) of Form S-4. Additionally, explain why you omitted disclosure of pro forma and equivalent pro forma book values per share for the year ended December 31, 2008.

We respectfully submit that the equivalent pro forma per share data has been provided for REITPlus versus for AmREIT because REITPlus is the accounting acquiree pursuant to Statement of Financial Accounting Standards No. 141(R). Although we recognize that AmREIT is the legal target, the Article 11 pro forma financial information, upon which the equivalent pro forma data is based, is prepared assuming that AmREIT is the acquiring entity. Therefore we believe that presenting comparative pro forma per share data assuming that AmREIT is the target would be inconsistent with the presentation in the pro forma financial statements and could potentially cause confusion.

With respect to the pro forma and equivalent book values per share as of December 31, 2008, they have not been included because Article 11 of Regulation S-X requires a pro forma balance sheet as of the most recent interim period only (March 31, 2009). We therefore did not present a pro forma balance sheet as of December 31, 2008. Similar to our explanation above regarding equivalent pro forma per share data, we respectfully submit that the pro forma and equivalent pro forma comparative per share data should be presented consistently with the pro forma financial statement requirements so as not to cause confusion.

Information About REITPlus, page 52

Investment Limitations, page 58

8.	Please indicate whether any of these investment limitations may be changed by the officers and directors of REITPlus without a vote of security holders. Please see Item 12 of Form S-11.

We have provided such disclosure on page 59.

Information About AmREIT, page 65

AmREIT Significant Properties, page 68

Securities and Exchange Commission

July 30, 2009

9.	Please describe the general competitive conditions for your significant properties. Please see Item 14(e) of Form S-11.

We have provided such disclosure on pages 69 and 70.

United States Federal Income Tax Considerations, page 75

10.

We noted your response to our prior comment 53. Please describe to us in detail, with a view toward disclosure in the registration statement, the different legal opinions regarding taxation that will be given in this transaction. Please tell us which parties will give each opinion and the timing of each opinion.

In response to the Staff’s comment, we have provided the requested information in the introduction of the section entitled “United States Federal Income Tax Considerations” on page 75.

Annual Non-Equity Compensation, page 97

11.

We note your response to our prior comment 60. You state that the calculation related to the CEO and CFO reaching 20% of their potential bonus appears in the far right hand column of the table. The disclosure in the paragraph above the table on page 97 states, however, that this table only relates to the CEO. Please clarify regarding the CFO.

In response to the Staff’s comment, we have added additional disclosure, including a table addressing the goals for the CFO, on page 98.

Long-Term Incentive Compensation, page 98

12.

We note your additional disclosure in response to our prior comments 61 and 62. Please also disclose how you measure “performance of real estate assets” when determining the amount of long-term equity incentive awards. Please also disclose how you measure “total shareholder return.”

In response to the Staff’s comment, we have clarified the disclosure on page 98 to define how we measure such items.

Draft Legal Opinion of Bass, Berry & Sims PLC

13.

The draft legal opinion of Bass, Berry & Sims PLC does not contain the required consent to file the opinion with the SEC as an exhibit to the Form S-4 registration statement. In addition, the draft legal opinion states that it is for the information and use of the addressee and may not be relied upon for any purpose or by any other person or filed with any governmental agency without consent. It is inappropriate to state or imply that this legal opinion is only for the benefit of the company or the board may rely on it. Please have your legal counsel amend its draft legal opinion accordingly.

Additionally, we note that section 8.1(e) of the merger agreement dated July 10. 2009 states that a condition of merger is the receipt from Bass, Berry & Sims PLC to the effect that the

Securities and Exchange Commission

July 30, 2009

merger should be treated for federal income tax purposes as a 368 reorganization and that this condition is waivable by the parties to the merger.

Please confirm to us that you will recirculate and resolicit the prospectus if the condition is waived and the change in tax consequences is material.

Finally, please remove the “Circular 230 Disclosure” from the draft legal opinion.

We have made the changes to the tax opinion as requested by the Staff and have filed the opinion as an exhibit to Amendment No. 2. We confirm that we will recirculate and resolicit the prospectus if any party to the merger waives the condition in the merger agreement that, at closing, Bass, Berry & Sims PLC will issue an opinion to the effect that the merger should be treated for federal income tax purposes as a 368 reorganization and the change in the tax consequences is material.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1), page A-4

14.

In your response to comment 65, you state the purchase price is based on the number of REITPlus shares multiplied by the fair value of AmREIT common stock. Clarify how your valuation of the consideration transferred complies with the guidance in paragraph 39 of SFAS 141(R), which states the consideration transferred in a business combination should be based on the fair value of the equity interests issued by the acquirer.

We considered the guidance in paragraphs A4-A9 of SFAS 141(R) and do not believe that REITPlus meets the definition of a business. We note that Statement 141(R) “... defines a business as an integrated set of activities and assets ...” REITPlus’s primary asset is an indirect equity method investment in Shadow Creek Acquisition LLC, which has an equity method investment in Shadow Creek Holding Co. LLC, which owns a suburban shopping center. We do not believe that an equity method investment (by itself) meets the definition of a business and do not believe that placing an equity method investment in a separate legal entity should alter that conclusion.

As a result of REITPlus not meeting the definition of a business, we do not believe that AmREIT’s acquisition of REITPlus is a business combination. We believe that the substance is AmREIT’s acquisition of an asset for the reasons discussed in the previous paragraph. While REITPlus may be the legal acquirer, we believe that it would be counterintuitive to account for the arrangement as though an asset (or collection of assets) (REITPlus) was acquiring a business (AmREIT). We also considered the guidance in paragraphs A10-A15 and note that, if this were a business combination, that AmREIT would clearly be the acquirer for accounting purposes. We believe that this reinforces the appropriateness of accounting for the arrangement as an acquisition of an asset(s) by AmREIT.

As a result of our conclusions outlined above, the Company’s accounting for the acquisition of the assets and liabilities of REITPlus is consistent with the guidance contained in paragraphs D2-D7 of SFAS 141(R).

Specifically in response to the Staff’s comment and based on the foregoing discussion, the purchase price of REITPlus will be measured based on the fair value of the REITPlus net assets received in the exchange

Securities and Exchange Commission

July 30, 2009

because the value of the consideration received (REITPlus’s net assets) is more readily determinable than the value of the consideration transferred (AmREIT shares). There is less subjectivity in the valuation of REITPlus’s investment in real estate property than in the valuation of privately-held AmREIT.

15.	Please explain the discrepancy between the $9.3 million adjustment to your pro forma balance sheet for the conversion premium and the $10.2 million presented in your recapitalization table.

We note the Staff’s comment and have revised the adjustment to the pro forma balance sheet to the $10.2 million conversion premium presented in the recapitalization table.

Footnote(2), pages A-4 and A-5

16.

We considered your response to comment 66 and note the additional disclosure regarding the range of equity values determined as part of KeyBanc’s fairness opinion. However it is still unclear to us how you used that information and those ranges to determine that $9.50 represents the fair value of a Class A share. Also, in light of the fact that the Net Asset Value analysis resulted in a range of $10.83 to $11.87, which is above the $9.50 per share amount, it is not clear how you used this information to support the share value. Please provide an expanded discussion of your analysis.

As discussed in our response to Comment 14, the merger between REITPlus and AmREIT is being reflected as an asset acquisition wherein AmREIT is acquiring the net assets of REITPlus. Because the value of the consideration received (REITPlus’s net assets) is more readily determinable than the value of the consideration transferred (AmREIT shares), the purchase price of REITPlus will be measured based on the fair value of the REITPlus net assets received in the exchange versus the value of the consideration transferred. Accordingly, for pro forma presentation purposes, the $9.50 per share value of AmREIT shares is no longer a determinant of the purchase consideration. We have revised Footnote 2 to the pro forma balance sheet to briefly address the valuation methodology for REITPlus’s ownership interest in the Shadow Creek Ranch property as well as REITPlus’s investment in AmREIT.

17.

Additionally we note your response to comment 66 refers to values of $11.00 and $10.55 per share to be received upon conversion of Class C and Class D shares, respectively. Please clarify whether the $11.00 and $10.55 values are specified in the shareholder agreements.

The $11.00 and $10.55 values are indeed specified in the AmREIT Declaration of Trust and Bylaws (the “Bylaws”). The conversion price of Class C Stock as set forth in the Declaration of Trust is equal to $11.00 per share, which is referred to as the Class C Conversion Price. The conversion price of Class D Stock as set forth in the Declaration of Trust is equal to the original $10.00 issuance price of the Class D Stock, increased by a premium of 1.1% per year outstanding (with a maximum increase of 7.7%), such increased price being referred to as the Class D Conversion Price. The conversion ratio of Class C Stock or Class D Stock, as the case may be, into Class A Stock is determined under the Declaration of Trust by dividing the applicable conversion price by the fair market value of the Class A Stock.

Securities and Exchange Commission

July 30, 2009

We have added expanded disclosure to the recapitalization table in Note 1 to the pro forma balance sheet to this effect.

18.

As indicated in your response to comment 68 you have excluded the historical balance sheet of REITPlus from your pro forma presentation on page A-3. Please tell us how this presentation complies with Article 11 of Regulation S-X. To the extent that you include the historical REITPlus balance sheet in a future amendment, provide a detailed reconciliation in your footnotes for any fair value adjustments made to the REITPlus assets and liabilities. In that regard also include a discussion of how you calculated the fair values, particularly your interest in Shadow Creek Ranch.

As discussed in our response to Comment 14, the merger between REITPlus and AmREIT is being reflected as an asset acquisition wherein AmREIT is acquiring the net assets of REITPlus. Under this financial reporting treatment, we believe that the current pro forma balance sheet presentation is appropriate in that the historical balance sheet of REITPlus is not as relevant as in a business combination transaction.

19.

Additionally as noted in comment 68 you have reflected unallocated purchase consideration in your pro forma balance sheet. Please clarify what this balance is meant to represent and how you determined maintaining unallocated amounts complies with the guidance in SFAS 141(R).

As discussed in our response to comment 14, we have reflected the merger between REITPlus and AmREIT as an asset acquisition wherein AmREIT acquires the net assets of REITPlus. Given that, as also discussed in our response to comment 14, the purchase consideration is being determined as the fair value of the net assets of REITPlus received by AmREIT, the acquisition does not give rise to any unallocated purchase consideration.

20.	We note on page 40 that AmREIT owns 100,000 OP units of REITPlus OP. Please tell us how you accounted for these units in your pro forma financial statements. Refer to paragraph 34 of SFAS 141R.

AmREIT’s ownership of the 100,000 OP units represents an approximate 16% ownership interest in the OP. REITPlus OP’s sole asset is its ownership interest in Shadow Creek Ranch. The pro forma financial statements reflect AmREIT’s acquisition of the remaining 84% interest in the net assets of Shadow Creek Ranch. This 84% interest has a fair value of $4.3 million. We identified this ownership interest as the ‘Remaining interest in Shadow Creek Ranch’ in the preliminary purchase price allocation on page A-5. We have added clarifying disclosure as a footnote to the table of assets acquired and liabilities assumed on page A-5.

Securities and Exchange Commission

July 30, 2009

21.

We note that your response to comment 69 refers to the fact that the transactions costs are directly attributable to the merger and therefore not included in the pro forma Statement of Operations. However, Article 11 of Regulation S-X states that adjustments should be made which give effect to events that are directly attributable to the transaction. Given this, please revise to clarify your basis for excluding these amounts. Similarly we note your revised disclosure in footnote (c) to your Pro Forma Statements of Operations includes a similar reference with respect to the premium. Address this disclosure in your response as well.

We note the Staff’s comment and continue to believe that it is appropriate to exclude the transaction costs from the pro forma Statement of Operations given that those transaction costs represent material non-recurring charges which result directly from the transaction and which will be included in the income of the registrant within the 12 months following the transaction. We believe that this treatment is consistent with Article 11 of Regulation S-X as interpreted by the SEC Training Manual (2000 Edition (3/31/00)) in Topic Three, Section II.C.4.

Pro Forma Condensed Statement of Operations

22.

We note that your response to comment 70 and your revised disclosure refers to a reduction in total annual distribution of $1.6 million. Please tell us and disclose how you determined the $1.6 million reduction.

We refer the Staff to the chart under the Dividend Policy section of page 20 wherein the dividend reduction for each of the Class C and Class D shares is calculated as $120 for each 1,000 shares of Class C stock and $100 for each 1,000 shares of Class D stock. Given 4,139,802 and 10,966,255 shares of Class C and D stock outstanding, respectively, dividend reductions will be approx. $500,000 and $1.1 million on Class C and D stock, respectively. We have added a reference to the analysis on page 20 in both footnotes (c).

Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ John A. Good

John A. Good